MAIL STOP 3561

January 25, 2010

Timothy Neher
President
Accelerated Acquisitions I, Inc.
122 Ocean Park Boulevard
Suite 307
Santa Monica, CA 90405

> **Re:     Accelerated Acquisitions I, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 26, 2009**
> **Form 10-Q/A for Fiscal Quarter Ended**
> **September 30, 2009**
> **Filed December 18, 2009**
> **File No. 000-53136**

Dear Mr. Neher:

We issued comments to you on the above captioned filings on December 23, 2009.  As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 8, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 8, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.  You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions.

Sincerely,


Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services